SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Sendtec, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

81688A106 (CUSIP Number)

June 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 81688A106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stratum Wealth Management, LLC 412180826
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

5,439,490
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

5,439,490
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,439,490
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.24%
12	TYPE OF REPORTING PERSON*

IA (1)

(1)	The Reporting Person, as defined herein, is a Registered Investment Advisor but has elected to file Schedule 13G nonetheless. As a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these shares.

CUSIP No. 81688A106

Item 1	(a).	Name of Issuer:

Sendtec, Inc..

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

877 Executive Drive Wets Suite 300 St. Petersburg, Florida 33702

Item 2	(a).	Name of Person Filing:

Stratum Wealth Management, LLC

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2101 NW Corporate Blvd, Suite 211 Boca Raton, Florida 33431

Item 2	(c).	Citizenship: See Item 4 on Cover Page

Florida.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

81688A106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(e)	☒ An investment adviser in accordance with ss.240.13d- 1 (b) (1) (ii) (E).

CUSIP No. 81688A106

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 5,439,490 shares

(b)	Percent of Class: 10.24%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 5,439,490

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 5,439,490

	(iv)	shared power to dispose or to direct disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8.		Identification and Classification of Members of the Group: Not applicable.

Item 9.		Notice of Dissolution of Group: Not applicable.

Item 10.		Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities are were not acquired and are not held in connection with or as a participant in any transaction to have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2007	/s/ Charles Ganz
Stratum Wealth Management LLC
Charles Ganz
Chairman